Filed by Simon Property Group, Inc.

(Commission File No. 001-14469) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: The Macerich Company

Commission File No. 001-12504

FOR IMMEDIATE RELEASE

Investor Contact:
Tom Ward
317-685-7330

Media Contacts:
Les Morris
317-263-7711

George Sard/Hugh Burns/Brooke Gordon/Nat Garnick
Sard Verbinnen & Co.
212-687-8080

SIMON PROPERTY GROUP PROPOSES TO ACQUIRE MACERICH

FOR $91.00 PER SHARE IN CASH AND STOCK

Represents 30% Premium to Macerich Unaffected Stock Price; Provides Macerich Shareholders Immediate Cash Value and Better Growth Potential Through Ownership in Industry Leader

Simon Urges Macerich to Engage Immediately in Discussions

 Regarding Mutually Beneficial Transaction

INDIANAPOLIS, March 9, 2015 — Simon Property Group, Inc. (NYSE: SPG) today announced that it has sent a letter to The Macerich Company (NYSE: MAC) confirming its prior discussions regarding Simon’s proposal to acquire all of the outstanding stock of Macerich for $91.00 per share in cash and Simon shares.  The total value of the proposed transaction is approximately $22.4 billion, including the assumption of Macerich’s approximately $6.4 billion of debt outstanding (inclusive of its pro rata share of mortgage debt from unconsolidated entities).  Macerich shareholders would receive consideration in the form of 50% cash and 50% Simon common stock, utilizing a fixed exchange ratio.

The offer represents a 30% premium to Macerich’s unaffected closing stock price of $69.88 on November 18, 2014, the day before Simon disclosed its 3.6% investment in Macerich (equivalent to 5.71 million shares).  The offer is also $20.00 above, or a 28% premium to, the $71.00 share price underlying the agreement by Macerich’s Board of Directors to issue 10.9% of Macerich’s shares to Ontario Teachers’ Pension Plan in exchange for certain joint venture interests in November 2014.  To facilitate that transaction Macerich waived its excess share provision, which restricts share ownership of greater than 5%.

Simon also has reached an agreement in principle to sell selected Macerich assets to General Growth Properties, Inc. (NYSE: GGP) in connection with the closing of the acquisition.  Neither transaction financing nor the sale of assets to General Growth will be a condition to closing the proposed transaction.

David Simon, Simon’s Chairman and Chief Executive Officer, said, “We believe Simon’s cash and stock offer would bring compelling value to shareholders of both companies.  Macerich shareholders would receive a significant current cash premium as well as the long-term upside potential of an investment in Simon, which is widely recognized for its high-quality portfolio and industry-leading operating performance.  Simon has consistently delivered outstanding returns to its shareholders and for a decade has outperformed Macerich in virtually every key operating and financial category, including share price performance, comparable NOI growth, sales per square foot, occupancy rates, FFO growth, dividend growth and total shareholder returns. We are confident our proposed transaction provides a highly attractive value proposition to Macerich shareholders.”

Mr. Simon continued, “Simon has a successful track record of integrating and optimizing acquisitions, having successfully orchestrated nearly $40 billion of corporate real estate M&A transactions in 21 years as a public company.  Macerich’s assets represent a strong strategic and geographic fit for Simon, and we believe this is an attractive opportunity to create long-term value for Simon shareholders.  We expect the transaction to be immediately accretive to FFO, and that we can improve the operations of these assets.  Furthermore, we are pleased to have reached an agreement in principle with GGP on the sale of selected properties.”

Mr. Simon concluded, “Notwithstanding multiple attempts, including meetings in December 2014 and February 2015 following the disclosure of our investment in November 2014, Macerich has thus far refused to engage in discussions with us regarding the merits of an acquisition by Simon. Considering the substantial benefits our offer provides, we are confident that, given the opportunity, Macerich’s shareholders would accept our proposal.  In fact, many of our overlapping shareholders have voiced enthusiastic support to us for a potential combination since we publicly announced our stake in Macerich.  We urge Macerich to forego entrenching defensive tactics that obstruct the will of its shareholders and instead engage in serious discussions with us.  It is our strong preference to work with Macerich to reach a mutually beneficial agreement, and we are available immediately to meet with Macerich and its advisors.”

Simon’s Board of Directors has unanimously endorsed the proposal.  Simon is prepared to devote the resources necessary to move expeditiously to negotiate and execute a definitive agreement.  There is no financing condition to the proposal and Simon believes there is no legal or other impediment to completing the proposed transaction.

BofA Merrill Lynch is acting as financial advisor to Simon and Latham & Watkins, LLP is acting as legal counsel to Simon in connection with the proposed transaction.

The full text of Mr. Simon’s March 9, 2015 letter to Macerich is below.

March 9, 2015

Mr. Arthur M. Coppola

Chairman & Chief Executive Officer

The Macerich Company

401 Wilshire Boulevard, Suite 700

Santa Monica, CA 90401

Dear Art,

It has now been well over a week since we met to discuss Simon’s interest in acquiring Macerich, and I am disappointed you have not gotten back to me as you said you would.  I am therefore providing you with a written proposal confirming the basis on which Simon proposes to acquire Macerich.  As discussed, this transaction has strong strategic logic and would bring substantial value to our respective shareholders.  The key terms of our offer are as follows:

1.              A purchase price of $91.00 per share for 100% of Macerich’s outstanding common equity.  This represents a 30% premium to the Macerich closing share price of $69.88 on November 18, 2014, the last trading day prior to the disclosure of our 3.6% ownership stake in Macerich which we continue to own.  Our purchase price is also $20.00 per share, or 28%, higher than the price at which Macerich sold a 10.9% ownership stake to Ontario Teachers’ Pension Plan in November 2014.

2.              Our purchase price would be paid to Macerich stockholders 50% in cash and 50% in Simon common stock utilizing a fixed exchange ratio.  With your cooperation, we would endeavor to structure the acquisition of Macerich in a manner that would preserve tax deferral for the limited partners of the Macerich operating partnership.

We also have reached an agreement in principle to sell selected Macerich assets to General Growth Properties, Inc. in connection with the closing of our acquisition.  Neither transaction financing nor the sale of assets to General Growth will be a condition to our closing.

This is a very compelling offer that will enable Macerich stockholders to realize a substantial and immediate cash return while building long-term value through ownership of Simon shares which have delivered industry-leading returns for more than two decades.

We have completed nearly $40 billion of acquisitions in a variety of complex transactions during our 21 years as a public company and we see no legal or other impediment to completing our purchase of Macerich.

All of the necessary resources are available to us to promptly negotiate and execute definitive agreements.  I suggest we arrange for a call to discuss next steps.

Very truly yours,

David Simon

Chairman and Chief Executive Officer

About Simon

Simon is a global leader in retail real estate ownership, management and development and a S&P100 company (Simon Property Group, NYSE: SPG). Our industry-leading retail properties and investments across North America, Europe and Asia provide shopping experiences for millions of consumers every day and generate billions in annual retail sales. For more information, visit simon.com.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Simon Property Group, Inc. (“Simon”) has made for a business combination transaction with The Macerich Company (“Macerich”). In furtherance of this proposal and subject to future developments, Simon (and, if a negotiated transaction is agreed, Macerich) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Simon and/or Macerich may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF SIMON AND MACERICH ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Macerich and/or Simon, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Simon through the web site maintained by the SEC at http://www.sec.gov.

Simon and/or Macerich and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Simon’s executive officers and directors in Simon’s definitive proxy statement filed with the SEC on April 10, 2014. You can find information about Macerich’s executive officers and directors in Macerich’s definitive proxy statement filed with the SEC on April 18, 2014. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Simon Property Group, Inc.’s (“Simon”) offer to acquire The Macerich Company (“Macerich”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Simon’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Simon’s and/or Macerich’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Simon and Macerich, including the possibilities that Macerich will reject a transaction with Simon, (ii) the ultimate outcome and results of integrating the operations of Simon and Macerich if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary stockholder approvals, (iv) if a transaction with Macerich is consummated, the ability of Simon and General Growth Properties to reach a definitive agreement related to, and complete, the sale of certain assets of Macerich, as such sales would not be a condition to the Macerich transaction, and (v) the risks and uncertainties detailed by Macerich with respect to its business as described in its reports and documents filed with the SEC.  All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Simon undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.